Annual Notice Dated May 1, 2026
WRL FREEDOM VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company

WRL Series Annuity Account
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your WRL Freedom Variable Annuity, a flexible payment variable deferred annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for WRL Series Annuity Account (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89358R234?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 2009, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Accumulation Period: The period between the Contract date and the maturity date while the Contract is in force.
Administrative Office: Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499. (800) 525-6205. Our hours are Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time.
Age: The issue of age, which is annuitant's age on the birthday nearest the Contract date, plus the number of completed Contract years. When we use the term “age” in this prospectus, it has the same meaning as “attained age” in the Contract.
Annuitant: The person whose life annuity payments will be based.
Funds: Investment companies which are registered with the U.S. Securities and Exchange Commission. The Contract allows You to invest in the portfolios of the funds through our subaccounts. We reserve the right to add portfolios of other registered investment companies as investment choices under the Contract in the future.
Maturity Date: The date on which the accumulation period ends, and annuity payments begin. The latest maturity date is the Annuitant’s 90th birthday.
NYSE: New York Stock Exchange.
Owner (You, Your): The person(s) entitled to exercise all rights and privileges under the Contract. The Annuitant is an Owner unless the application states otherwise, or unless a change of ownership is made later. If two Owners are named, the Contract is owned jointly, and the consent of each Owner is required to exercise ownership rights under the Contract. Please note: A joint Owner receives no benefits under this Contract. A joint Owner (even if the joint Owner is the spouse of the Owner) is not entitled to receive the death benefit under this Contract; a joint Owner may not continue the Contract on the death of an Owner.
Portfolio: A separate investment portfolio of a fund.
Purchase Payments: Amounts paid by an owner or on an owner’s behalf to Western Reserve as consideration for the benefits provided by the Contract. When we use the term “purchase payment” or “premium” in this prospectus, it has the same meaning as “net payment” in the Contract, which means the purchase payment less any applicable premium taxes.
Separate Account: WRL Series Annuity Account, a unit investment trust consisting of subaccounts. Each subaccount of the separate account invests solely in shares of a corresponding portfolio of a fund.
Subaccount: A subdivision of the separate account that invests exclusively in the shares of a specified portfolio and supports the Contract Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period.
Surrender: The termination of a Contract at the option of an owner.
Valuation Date: Each day on which the NYSE is open for trading, except when a Subaccount’s corresponding portfolio does not value its shares. Western Reserve is open for business on each day that the NYSE is open. When we use the term “business day,” it has the same meaning as valuation date.
Western Reserve (we, us, our): Western Reserve Life Assurance Co. of Ohio.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all the changes that have occurred since You entered Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 2009, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Contract within 7 years following Your last purchase payment, You may be assessed with a surrender charge of up to 9% of the amount withdrawn.

For example: If You make an early withdrawal, You could pay a surrender charge of up to $9,000 on a $100,000 investment. This loss will be greater if there is a negative Contract Adjustment, taxes, or tax penalties.

Additionally, if You remove all or part of Your Contract Value from an Investment Option or from the Contract before the end of a specified Crediting Period, the Insurance Company will apply a Contract Adjustment, which may be negative. The maximum potential loss from a negative Contract Adjustment is 90% of Your investment.

For example: If You allocate $100,000 to an investment option with a 3-year Crediting Period and later withdraw the entire amount before the 3 years have ended, You could lose up to $90,000 of Your investment. This loss will be greater if You also must pay a surrender charge, taxes, and tax penalties.
Expenses
Are There Transaction Charges?
Yes. In addition to surrender charges, You may also be charged for other transactions under the Contract. These transaction charges include:
  Transfer Fees: You are generally allowed 12 free transfers per Contract year between investment options. For each additional transfer beyond 12 in a Contract year, a fee of up to $10 per transfer may be charged.
  Annual Contract Charge: An annual charge of $30 may be deducted from Your Contract Value on each Contract anniversary.
  Special Service Fees: The Company may deduct a charge of up to $25 for special services, such as overnight delivery.
  Wire Transfer Fees: A fee of $25 may be charged for wire transfers.
Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the Investment Options and optional benefits You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Contract Fee Table Expenses
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.25%	1.25%
	Portfolio Company (fund fees and expenses)[2],3	0.29%	2.86%
	Optional Benefit Expenses (if elected)[4]	0.20%	1.50%
1As a percentage, annually, of average Separate Account.
2As a percentage of each Portfolio’s net assets.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
4As a percentage of the withdrawal base.

Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawal from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $1,640	Highest Annual Cost $4,943

Assumes:

  Investment of $100,000
  5% annual appreciation
  Least expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

Assumes:

  Investment of $100,000
  5% annual appreciation
  Most expensive Portfolio Company fees and expenses
  No optional benefits
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract. The value of Your investment may fluctuate significantly from day to day and over time. You may lose part or all Your investment, and Your investment may not perform as well as other similar investments. The Contract does not include Index-Linked Options, so there are no caps, buffers, or participation rates that limit gains or losses based on index performance.
Summary Performance
Is This a Short-Term Investment?
No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals from the Contract may result in surrender charges, taxes, and tax penalties. The Contract does not impose negative Contract Adjustments or market value adjustments.
Summary
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract. Each Investment Option (including any Fixed Option) has its own unique risks. Investors should review the available Investment Options before making an investment decision.
Summary Investment Choices
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the Insurance Company. Any obligations, guarantees, or benefits under the Contract—including those associated with Fixed Options—are subject to the claims-paying ability of Transamerica Life Insurance Company.

More information about Transamerica Life Insurance Company (formerly Western Reserve Life Assurance Co. of Ohio), including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information – Western Reserve Life Assurance Co. of Ohio Other Information – Financial Condition of the Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You may choose and limitations on the transfer of Contract Value among Investment Options. The Insurance Company reserves the right to:

  Reject premium payments or transfer requests if they may negatively impact the underlying fund portfolio’s operations.
  Restrict expedited transfer privileges (e.g., telephone, fax, overnight mail, Internet) if it determines that Your transfer activity may disadvantage other Contract Owners.
  Limit transfers to written requests sent via first-class mail in certain cases.
  Substitute for Portfolio Companies or revise the list of available investment options.
  Stop accepting additional purchase payments at its discretion.
Investment Choices
Are There any Restrictions on Contract Benefits?
Yes. There are restrictions and limitations relating to benefits offered under the Contract. These include:
  Death Benefits: Optional death benefit features may exceed the greater of premium payments or Contract Value, which could be limited under certain qualified plans.
  Living Benefits: Withdrawals that exceed limits specified by the terms of a benefit may reduce the benefit by more than the amount withdrawn or may terminate the benefit.
  Contract Loans: Available only under certain qualified Contract and subject to processing fees.
  IRS Qualification: Some optional benefits may not comply with IRA qualification requirements.

Death Benefit Expenses
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
An investor should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract. If the Contract is purchased through a tax-qualified plan or individual retirement account (IRA), there is no additional tax benefit to the investor beyond what the plan or IRA already provides.

Withdrawals from the Contract are generally subject to ordinary income tax and may be subject to a 10% federal penalty tax if taken before age 59½, unless an exception applies (e.g., death, disability, annuitization, or certain qualified plan distributions).
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors. This compensation may include:
  Commissions
  Overrides to wholesalers
  Promotional incentives (cash or non-cash)
  Revenue sharing arrangements
  Compensation from affiliates or third parties

These arrangements may create a financial incentive for investment professionals to recommend this Contract over another investment. You should ask Your sales representative for details about the compensation they and their firm may receive in connection with Your purchase of a Contract.
Other Information – Distribution of the Contracts
Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer You a new Contract in place of the one You already own. You should only exchange Your Contract if, after comparing the features, fees, and risks of both Contract—and any fees or penalties to terminate the existing Contract, You determine that it is preferable to purchase the new Contract rather than continue to own the existing one.
Other Information - Exchanges

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89346E782?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks to provide investment results that correspond generally to the total return of the high yield market consistent with maintaining reasonable liquidity.	ProFund Access VP High Yield Advised by: ProFund Advisors LLC	1.64%	6.24%	2.85%	3.92%
Seeks investment results, before fees and expenses, that track the performance of the ProFunds Asia 30 Index (the “Index”).	ProFund VP Asia 30 Advised by: ProFund Advisors LLC	1.72%	24.12%	-2.31%	5.18%
Seeks investment results, before fees and expenses, that track the performance of the S&P 500® Index (the “Index”)	ProFund VP Bull Advised by: ProFund Advisors LLC	1.68%	15.56%	12.18%	12.55%
Seeks investment results, before fees and expenses, that track the performance of the S&P Communication Services Select Sector Index (the “Index”).	ProFund VP Communication Services Advised by: ProFund Advisors LLC	1.70%	20.91%	14.55%	8.97%
To seek investment results, before fees and expenses, that track the performance of the S&P Consumer Discretionary Select Sector Index.	ProFund VP Consumer Discretionary Advised by: ProFund Advisors LLC	1.72%	5.51%	5.53%	10.01%
To seek investment results, before fees and expenses, that track the performance of the S&P® Emerging 50 ADR Index (USD) (the “Index”).	ProFund VP Emerging Markets Advised by: ProFund Advisors LLC	1.74%	36.13%	3.07%	8.66%
To seek investment results, before fees and expenses, that track the performance of the S&P Energy Select Sector Index (the “Index”).	ProFund VP Energy Advised by: ProFund Advisors LLC	1.71%	5.86%	21.01%	5.88%
To seek investment results, before fees and expenses, that track the performance of the ProFunds Europe 30 Index (the “Index”)	ProFund VP Europe 30 Advised by: ProFund Advisors LLC	1.72%	29.59%	12.78%	8.01%
To seek daily investment results, before fees and expenses, that correspond to the daily performance of the ICE U.S. Dollar Index.	ProFund VP Falling U.S. Dollar Advised by: ProFund Advisors LLC	2.86%	10.81%	-1.85%	-1.14%
To seek daily investment results, before fees and expenses, that track the performance of the S&P Financial Select Sector Index (the “Index”)	ProFund VP Financials Advised by: ProFund Advisors LLC	1.69%	12.90%	12.77%	11.04%
To seek a high level of current income consistent with liquidity and preservation of capital.	ProFund VP Government Money Market Advised by: ProFund Advisors LLC	1.66%	3.27%	2.54%	1.39%
To seek investment results, before fees and expenses, that track the performance of the MSCI EAFE Index (the "Index").	ProFund VP International Advised by: ProFund Advisors LLC	1.67%	27.97%	6.29%	5.60%
To seek investment results, before fees and expenses, that track the performance of the Nikkei 225 Stock Average (the "Index").	ProFund VP Japan Advised by: ProFund Advisors LLC	1.68%	30.69%	14.99%	11.39%
To seek investment results, before fees and expenses, that track the performance of the S&P Materials Select Sector Index.	ProFund VP Materials Advised by: ProFund Advisors LLC	1.71%	8.05%	6.41%	8.42%
To seek investment results, before fees and expenses, that track the performance of the S&P MidCap 400® Index (the "Index").	ProFund VP Mid-Cap Advised by: ProFund Advisors LLC	1.68%	4.78%	6.63%	8.22%
To seek investment results, before fees and expenses, that track the performance of the Nasdaq-100® Index (the "Index").	ProFund VP NASDAQ-100 Advised by: ProFund Advisors LLC	1.68%	18.62%	12.94%	17.28%
To seek investment results, before fees and expenses, that track the performance of the S&P Pharmaceuticals Select Industry Index (the "Index").	ProFund VP Pharmaceuticals Advised by: ProFund Advisors LLC	1.69%	29.34%	5.70%	5.37%
To seek investment results, before fees and expenses, that track the performance of the Dow Jones Precious MetalsSM Index (the "Index").	ProFund VP Precious Metals Advised by: ProFund Advisors LLC	1.68%	150.31%	17.01%	18.89%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the S&P Emerging 50 ADR Index (USD) (the "Index").	ProFund VP Short Emerging Markets Advised by: ProFund Advisors LLC	1.69%	-26.15%	-6.13%	-12.36%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the MSCI EAFE Index (the "Index").	ProFund VP Short International Advised by: ProFund Advisors LLC	1.62%	-20.81%	-6.46%	-8.23%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of daily performance of the Nasdaq-100® Index (the "Index") .	ProFund VP Short NASDAQ-100 Advised by: ProFund Advisors LLC	1.75%	-15.80%	-13.57%	-18.48%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the Russell 2000® Index.	ProFund VP Short Small-Cap Advised by: ProFund Advisors LLC	1.78%	-10.08%	-6.50%	-11.77%
To seek investment results, before fees and expenses, that track the performance of the Russell 2000® Index (the "Index").	ProFund VP Small-Cap Advised by: ProFund Advisors LLC	1.87%	10.86%	4.23%	7.63%
To seek investment results, before fees and expenses, that track the performance of the S&P SmallCap 600® Value Index (the "Index").	ProFund VP Small-Cap Value Advised by: ProFund Advisors LLC	1.73%	5.00%	7.17%	7.81%
To seek daily investment results, before fees and expenses, that correspond to one and one-quarter time (1.25x) the daily performance of the most recently issued 30-Year U.S. Treasury Bond (the “Long Bond”).	ProFund VP U.S. Government Plus Advised by: ProFund Advisors LLC	1.42%	1.17%	-13.73%	-3.45%
To seek daily investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Russell 2000® Index.	ProFund VP UltraSmall-Cap Advised by: ProFund Advisors LLC	1.84%	12.93%	1.23%	8.81%
To seek investment results, before fees and expenses, that track the performance of the S&P Utilities Select Sector Index.	ProFund VP Utilities Advised by: ProFund Advisors LLC	1.70%	13.98%	7.78%	8.61%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.53%	7.13%	-0.34%	2.08%
To seek to achieve maximum total return.	Transamerica Aegon Core Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.48%	6.99%	-0.14%	2.09%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.64%	8.46%	4.12%	5.91%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.72%	11.26%	8.39%	7.35%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.59%	5.85%	-1.28%	1.18%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.29%	4.07%	3.05%	1.91%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.86%	9.51%	2.64%	3.65%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.97%	11.72%	5.42%	6.81%
To seek current income and preservation of capital.	Transamerica BlackRock iShares Active Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.93%	8.65%	2.65%	4.17%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock iShares Active Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.64%	5.18%	4.94%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.46%	11.64%	3.47%	4.90%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.92%	13.00%	3.04%	5.22%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.65%	1.67%	4.43%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.95%	15.58%	5.65%	6.85%
To seek to balance capital appreciation and income.	Transamerica Goldman Sachs Managed Risk - Balanced ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.63%	10.77%	5.10%	5.67%
To seek capital appreciation as a primary objective and income as a secondary objective.	Transamerica Goldman Sachs Managed Risk - Growth ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	12.27%	7.84%	7.65%
To seek long-term capital appreciation.	Transamerica International Focus VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	0.83%	6.47%	0.99%	5.45%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.71%	10.63%	2.33%	4.91%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.77%	13.13%	5.83%	8.08%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.72%	11.89%	3.86%	6.33%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Initial Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.(3)	0.80%	19.45%	9.16%	11.18%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan International Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.87%	18.02%	3.50%	5.77%
To seek current income and preservation of capital.	Transamerica JPMorgan Tactical Allocation VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.80%	9.10%	2.06%	4.40%
To seek long-term capital growth, consistent with preservation of capital and balanced by current income.	Transamerica Janus Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.99%	13.46%	7.57%	9.31%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.84%	8.11%	7.17%	11.14%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.64%	13.06%	8.62%	9.73%
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	0.81%	9.81%	9.56%	9.81%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	0.83%	10.27%	5.43%	10.46%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.64%	17.76%	12.32%	16.43%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.
(3) Effective on November 1, 2025, Transamerica JPMorgan Asset Allocation – Growth VP will be renamed Transamerica JPMorgan Diversified Equity Allocation VP

CLOSED INVESTMENT OPTIONS:
The following subaccounts are only available to owners that held an investment in the subaccounts on May 1, 2003:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.79%	21.24%	15.08%	15.49%
Seeks to provide capital growth.	Fidelity® VIP Growth Opportunities Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.81%	21.73%	11.04%	19.64%

Effective December 12, 2005, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To seek to provide investors with long-term capital growth.	Transamerica TSW Mid Cap Value Opportunities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	0.76%	9.56%	9.32%	8.64%

Effective December 12, 2011, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.71%	18.75%	12.23%	11.32%

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 2009, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write to us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499

Edgar File No. – 333-249117
EDGAR Contract Identifier No. is #C000018414